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                            December 21, 2020

       Sean F. McClain
       President and Chief Executive Officer
       Montauk Renewables, Inc.
       680 Anderson Drive, 5th Floor
       Pittsburgh, PA 15220

                                                        Re: Montauk Renewables,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 11,
2020
                                                            File No. 333-251312

       Dear Mr. McClain:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       Our Amended and Restated Certificate of Incorporation will provide that, unless we determine otherwise, page 43

   1. We note your revisions in response to prior comment 6 and reissue the comment in part.
                                                        Please make
corresponding revisions to your disclosure under "Choice of Forum" on page
                                                        147 and revise your
Amended and Restated Certificate of Incorporation to state clearly that your Delaware
Forum Provision does not apply to actions arising under the Securities
                                                        Act or Exchange Act.
 Sean F. McClain
FirstName LastNameSean
Montauk Renewables,  Inc. F. McClain
Comapany21,
December  NameMontauk
              2020        Renewables, Inc.
December
Page 2    21, 2020 Page 2
FirstName LastName
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Internal Control Over Financial Reporting, page 75

2. We note your disclosure regarding the material weakness identified in connection with the preparation of your interim financial statements for the nine months ended September 30,
         2020 and 2019. Furthermore, you state the material weakness resulted in accounting adjustments recorded to certain accounts in the interim financial statements, prior to their issuance. Tell us how you determined that the material weakness related to income tax provision and related accruals did not impact the financial statements for the years ended
         December 31, 2019 and 2018.
Management, page 120

3. We note you disclose here that Sean F. McClain is your President and Chief Executive
         Officer, but your registration statement has been signed by Scott Loughman as Chief
         Executive Officer and President. Please advise or revise.
Security Ownership of Certain Beneficial Owners and Management, page 138

4. Please revise to disclose the natural person or persons who exercise voting or dispositive control over the shares beneficially owned by Montauk Holdings Limited and CFB Clean
         Energy Capital Ltd. See Item 403 of Regulation S-K and Exchange Act Rule 13d-3.
Exhibits

5. Please have counsel file a revised opinion that does not include any assumptions (1) that are readily ascertainable, (2) that assume any material facts, or (3) with regard to which
         counsel may appropriately rely on applicable officers    certificates,
or provide
         supplemental support as to why the particular assumption should be unobjectionable. For example, we refer you to the assumptions set forth in the first sentence of the third paragraph on page 1. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19 (Corp. Fin.,
         October 14, 2011).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Sean F. McClain
Montauk Renewables, Inc.
December 21, 2020
Page 3

       You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Shannon Buskirk, Staff
Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at
(202) 551-3763
or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                          Sincerely,
FirstName LastNameSean F. McClain
                                                          Division of
Corporation Finance
Comapany NameMontauk Renewables, Inc.
                                                          Office of Energy &
Transportation
December 21, 2020 Page 3
cc:       Amy Pandit
FirstName LastName